May 9, 2025

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avidia Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-285815)

Request for Acceleration of Effectiveness

To Whom It May Concern:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Avidia Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m., Eastern time, on May 13, 2025, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt
Patricia A. McJoynt
Managing Director